Press Release

Ahoid

                                                            Royal Ahold
                                                            Public Relations

                                                         Date: November 19, 2002
                                          For more information: + 31 75 659 5720

Ahold President & CEO Cees van der Hoeven:

"Tough program for future growth and
profitability; basic strategy unchanged"

Zaandam, The Netherlands, November 19, 2002 - Ahold President & CEO Cees van der Hoeven gave the following speech at a press conference today at corporate headquarters, in which he elaborated on the third-quarter 2002 results issued at 8:00 a.m. CET:

Ladies and gentlemen,

Thank you for being here at such short notice.

Your interest in our company is, as always, much appreciated. The reason we brought the earnings release forward is that we had all the information on the third quarter, including the second revision of the outlook for 2002, available to share with our Supervisory Board yesterday afternoon.

As you will have gathered from the release, there is a lot of ground to be covered, I have grouped my presentation to you into five main sections:

1. the 3rd Quarter results: which were disappointing, but largely because of non-operating items;
2. a revised outlook for 2002: caused by continuing difficult trading conditions in most markets, particularly in South America, as well as non-operating items;
3. a new company-wide initiative: to focus on portfolio rationalization and debt reduction;
4.   the unchanged preliminary outlook for 2003; and
5. our intention to transition more quickly to International Accounting Standards while adopting the guidelines and principles of US GAAP, as much as possible.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
                                                  Fax: +31 (0)75 659 8302

http://www.ahold.com                                                         1/5

Let me summarize the main points, and then I will answer your questions.

Third-quarter 2002 results
Let's start with an overview of the 3rd Quarter results, which are truly a mixed bag.

Sales
As announced in the trading statement published on October 25th, sales were soft. Consolidated sales rose 5.8% to 16.4 billion Euros, or 14.5% excluding currency. Organic sales growth was limited to 1.5%.

Although U.S. Foodservice sales grew by 43.3%, organic sales growth declined by 6.1%. These numbers were heavily impacted by the intentional exit from unprofitable business at Alliant, as well as sales lost in the restructuring process. For example, we eliminated approximately 300 million dollars of annual intercompany sales between U.S. Foodservice and Alliant. The company shed unprofitable business, closed unprofitable operations, and rationalized distribution. U.S. Foodservice expects to complete the integration of Alliant ahead of schedule - in 15 months instead of 24. Stripping out the impact of the integration, the sales performance of U.S. Foodservice was in line with the best in the business.

Retail sales in the United States rose both organically and as a result of the consolidation of Bruno's. Sales in local currency increased 11.5%, organic sales growth amounted to 3.4%, and comparable sales growth was 0.6%. As reported in the trading statement issued in October, identical sales declined 0.2%, but even this number was better than that of most U.S. retail competitors.

Sales performance in Europe was quite robust. Against the background of slower economic growth, organic sales growth was 4.8%, excluding currency. Sales in South America, expressed in Euros, declined 49%, due largely to currency devaluations. Organic sales growth, excluding currency impact, was a positive 6%. Sales in Asia rose 16.8% to 109 million Euros; organic sales growth, excluding currency, amounted to 21.7%.

Earnings
In the light of tough trading conditions, operating earnings in the 3rd quarter were outstanding. They increased 13.3% to 756.2 million Euros, or 24% excluding the impact of currency. This good performance was clearly reflected in the increase of operating margins from 4.3% to 4.6%, in line with previous improvements.

Earnings at both U.S. foodservice and U.S. retail were excellent. The positive impact of the integration of Alliant, as well as strong results in the base business, were reflected in our foodservice operating earnings. At U.S. retail, the trend from the previous quarters was sustained. Considerable earnings improvement at Stop & Shop, Giant Landover, Giant Carlisle and Tops was marginally offset by BI-LO.

In Europe, operating earnings were as expected, with continued outstanding results at Albert Heijn in the Netherlands and ICA Ahold in Scandinavia. Earnings in Spain improved over the previous quarter, although still lower than last year. Earnings in South America were negligible, and therefore substantially below earlier expectations, impacted as they were by currency devaluations and very difficult trading conditions. Operating losses in Asia amounted to Euro 4.9 million.

These good overall results on the operating level were, as you have seen, significantly impacted by a number of non-operating items.

Net earnings, at 257.6 million Euros, were 46.6 million Euros lower than last year, mainly due to the following:
- higher amortization of goodwill resulting from the acquisition in the U.S. of Alliant, to strengthen the foodservice business, and Bruno's for the retail business;
- higher net financial expenses due to devaluation and losses due to inflation adjustment in Argentina, and acquisition-related debt;
-    higher income taxes as a result of change in the country mix of earnings;
     and
-    currency impact - especially the lower U.S. dollar.

The most serious impact on net earnings was from taxation. Most of the earnings in the third quarter came from trade areas with higher rates of taxation: the U.S., the Netherlands and Sweden. Moreover, increased net losses before tax in South America also caused the average tax rate to rise. Our ability to account for tax-loss carry-forwards in a number of countries has ended temporarily. As soon as earnings improve in these countries, the average tax rate will start to drop again.

The overall result, however, is very disappointing earnings per share of Euro
0.34 for the quarter: 4.5% below last year.

If there is a silver lining to all of this, it is that operating earnings were strong and that some of the additional, unexpected, below the line charges are, at least in part, temporary.

The revised outlook for 2002
As a consequence and most unfortunately, we have had to lower our outlook for 2002 again. "When it rains, it pours", and 2002 is not our lucky year. We have had several disappointments coming from different directions, but mainly South America, all in one year. By the time you've added up the impact of extremely difficult trading conditions, the huge impact of currency devaluations, the default of Velox, the impact on financial expenses and the average tax rate, South America accounts for most of it.

It is essential to understand that our problems are localized. Outside South America, the only material setback has been Spain, with a similar negative impact on the tax rate. All other Ahold companies are delivering results that range anywhere from the satisfactory to the extraordinary.

In addition, the revised outlook also includes a number of fixed asset impairment charges that we foresee at the end of the year. These charges arise from new accounting rules and are not classified as exceptional items.

As a result, the company now anticipates its earnings per share target for 2002, including real estate gains of Euro 100 - 110 million, but excluding goodwill amortization, exceptional items and currency impact - at negative 6 to 8%, down from our previous estimate of plus 5 to 8 %, announced in July.

New initiative to strengthen competitive performance
Looking to the future, Ahold clearly recognizes the need to focus on growth in the profitable core business, to reduce debt and to rationalize the portfolio. So, in order to strengthen both our core business and financial position, we announced today a tough and comprehensive company-wide initiative for future growth and profitability.

This ongoing process will drive our strategy for the years 2003 through 2005. The plan has been developed against the backdrop of slow economic growth and a very competitive trading environment. It will however, not significantly change the Ahold way of working. It will act as a powerful acceleration of the process we started last year with the implementation of 'Economic Value Added', or 'EVA', throughout the organization.

Our mission, vision, values and principles are firm and unchanged. Our commitment to customers is as strong as ever. We deliver value for money, superior quality products, outstanding variety, friendly service and convenient shopping. Our strategy to go to market through two channels, retail and foodservice, with a focus on local brands and formats targeted to our customers' needs, remains intact. Ahold is and will continue to be a family of 'best in class' local and regional companies supported by a virtual network designed to achieve maximum economies of scale.

The plan focuses on organic sales growth, cost reduction, capital efficiency, a portfolio review and divestments. The objective is to focus on our core food business with a balanced portfolio and a solid financial position. We intend to grow faster than the market, but at the same time, generate substantial free cash flow in order to significantly reduce debt.

We have set aggressive new goals for the four main priorities:
1.   to drive organic sales growth
2.   to significantly reduce costs
3.   to substantially improve capital efficiency, and
4.   to thoroughly review the current portfolio of operations.

These four main priorities combined should lead to substantial improvements in free cash flow, which after dividend payments will be available to reduce debt and strengthen the balance sheet.

Overall company goals and targets have been set at an ambitious level and will be strictly followed up during the plan period. Detailed plans are being formulated by the operating companies and the entire organization is geared towards achieving these goals.

No stone will be left unturned. All non-core business will be divested either in whole or in part. Consistently underperforming core business will be rigorously scrutinized with a view to significantly improved performance or divestment. Smaller acquisitions that will strengthen Ahold's core businesses and improve returns will still be considered, but will be financed from internally generated funds.

Results should speak for themselves. The decision to keep the goals and targets within the company may well be disappointing to the media and the financial community. However, credibility has little to do with promises and everything to do with delivering. It is therefore not the targets but the outcomes that should be the measure of our success. The scorecard is our performance, based on total shareholder return in relation to the best in our sector. Recently we have not done well on that scorecard. The new plan will be the cornerstone in the effort to rebuild our position as a company that delivers value to its stakeholders. The objective is to regain all of the ground lost over the last 12 months.

It is a very aggressive plan, and we would like to make sure that everyone shares the same sense of urgency and focus on relentless execution. Therefore, we will incentivize key management within the organization to successfully implement the plan.

To completely align the interests of our troops with those of our shareholders, our Supervisory Board has approved a one-time special incentive and retention program based on total shareholder return relative to a 'best in class' peer group. The program is a performance stock scheme, which only starts to pay out with better than average performance during the next three years.

To give you some idea of the level of ambition, the plan is to pay out a total of six million Ahold shares to approximately 1,500 people should our company outperform the peer group by 33% during the three-year period 2003 - 2005.

A maximum number of nine million shares can be granted by year-end 2005, should we outperform the peer group by 50% during the three-year period, on average, 14.5% per annum. Since the peer group consists of excellent companies, our success will be a great achievement.

We intend to buy the shares over time on the open market through various instruments and put them in treasury. With approximately 1,500 participants, this program is broader than usual but we want to include and retain as much of our talent as possible.

In the course of the next three years, you will see that our company has significantly improved its competitiveness, operates a balanced and profitable portfolio of first rate companies, generates attractive returns and is growing organically at a pace substantially faster than the market. In addition, we will strengthen the balance sheet and pay down debt.

We reluctantly accept the disappointment of this year in the knowledge that our core business has continued to perform well in an extremely challenging trading and financial environment.

Preliminary Outlook for 2003
It will not come as a surprise to you that our preliminary outlook for 2003, as communicated at the end of August, remains unchanged. Our focus will be on profitable organic sales growth, which we project at 4 to 5%, and on profitable organic earnings growth at constant exchange rates. We anticipate continued margin expansion as a consequence of additional synergies and further cost reduction programs. We are driving hard to improve capital efficiency and reduce working capital. The combination of these efforts will result in increased returns on capital employed, free cash flow generation to reduce debt and pay for the cash portion of dividends, and respectable earnings per share growth. We will provide more detail on some of the ranges and qualitative parameters for the year on March 5th 2003, when we present our full-year 2002 results.

Transition to International Accounting Standards
Our intention to transition to International Accounting Standards as fast as possible is the last item I'd like to share with you. Within IAS we intend to adopt as much as permitted the principles and guidelines of US GAAP. In particular, the full adoption of FAS 87 of pension cost accounting is a major change. Other accounting rules will have a lot less impact as many of them have already converged.

In closing, let me take this opportunity to thank our very dedicated and motivated associates around the world for their efforts. With all the criticism that our company has had during the year, our associates have been unwavering in their commitment to our customers, their colleagues and management.

We are blessed with a strong family culture, a tremendous spirit and a resolute conviction that this company is a great place to work.

With that, we are happy to take any questions.

C.H. van der Hoeven
Ahold President & CEO

Ahold Public Relations: +31.75.659.5720
Mobile: Annemiek Louwers, +31.6.53.98.16.06, Nick Gale: +31.6.55.77.22.83

--------------------------------------------------------------------------------
This Ahold press release contains "forward-looking statements". Actual results may differ from such statements as they may have been influenced by factors beyond the company's ability to control, as more fully discussed in the company's annual report.
--------------------------------------------------------------------------------